FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 13, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	Walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Result of the voluntary public offer for all outstanding shares in Első Pesti Telefontársaság Plc. and the subsequent exercise of Magyar Telekom’s purchase right

Budapest —April 13, 2010 — Magyar Telekom (the Company, Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, fulfilling its obligation set out in section 55(1) of Act CXX of 2001 on the capital market, announces that, as a result of the voluntary public offer for all outstanding shares in Első Pesti Telefontársaság Plc. (EPT Plc.) and the subsequent exercise of Magyar Telekom’s purchase right the Company has become the sole shareholder in EPT Plc. owning 100% of its shares.

On January 15, 2010, Magyar Telekom announced and launched a voluntary public offer for all outstanding shares in EPT Plc. Following the public offer, the Company exercised its purchase right for the EPT shares not acquired through the public offer process. As a result, effective from April 13, 2010, Magyar Telekom has become the sole shareholder in EPT Plc. owning a 100% stake.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 13, 2010